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                             April 10, 2023

       Lucas Haldeman
       Chief Executive Officer
       SmartRent, Inc.
       8665 E. Hartford Drive
       Suite 200
       Scottsdale, Arizona 85255

                                                        Re: SmartRent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 8, 2023
                                                            File No. 001-39991

       Dear Lucas Haldeman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Revenue Recognition, page 61

   1. We note that during the year ended December 31, 2022, the Company began shipping
                                                        Hub Devices with
features that function independently from its proprietary software subscription (
distinct Hub Devices") that are recognized as a separate performance obligation in hardware
revenue. We further note that when distinct Hub Devices are
                                                        included in a contract,
the hosted services performance obligation is comprised of only the
                                                        Company   s proprietary
software. Please help us better understand why when the distinct
                                                        Hub Devices are
included in a contract, they are recognized as a separate performance obligation from the
hosted services performance obligation. We refer you to ASC 606-
                                                        10-25-19 through 22.
       Management's Report on Internal Controls Over Financial Reporting, page
85
 Lucas Haldeman
SmartRent, Inc.
April 10, 2023
Page 2
2. In your "Evaluation of Disclosure Controls and Procedures" section, you disclose that under the supervision and with the participation of your management, including your
         Chief Executive Officer and Chief Financial Officer, you conducted an evaluation of the effectiveness of your internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring
         Organizations of the Treadway Commission. Please clarify whether you performed an assessment of the effectiveness of your internal control over financial reporting as December 31, 2022.
3.       We note your disclosure that this report does not include a report of
management   s
         assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies or emerging growth companies. Since this is your second 10-K these transition rules no longer apply. Please amend your filing to include management's assessment of internal control and revise your
Exhibit 31
         certifications, accordingly. Identify in your report which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway
         Commission   s Internal Control     Integrated Framework you utilized
when performing
         your assessment of internal control over financial reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.



FirstName LastNameLucas Haldeman                              Sincerely,
Comapany NameSmartRent, Inc.
                                                              Division of
Corporation Finance
April 10, 2023 Page 2                                         Office of
Technology
FirstName LastName